SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 8)

NDS GROUP LIMITED

(Name of the Issuer)

NDS Group Limited

News Corporation

NDS Holdco, Inc.

Nuclobel Lux 1 S.àr.l.

Nuclobel Lux 2 S.àr.l.

(Name of Person(s) Filing Statement)

Series A ordinary shares

(Title of Class of Securities)

628891103

(CUSIP Number of Class of Securities)

Alexander Gersh NDS Group Limited One Heathrow Boulevard, 286 Bath Road West Drayton, Middlesex UB7 0DQ England, United Kingdom Telephone: +44 20 8476-8000	Lawrence A. Jacobs, Esq. News Corporation NDS Holdco, Inc. 1211 Avenue of the Americas New York, NY 10036 Telephone: (212) 852-7000	Séverine Michel Nuclobel Lux 1 S.àr.l. Nuclobel Lux 2 S.àr.l. 282 route de Longwy L-1940, Luxembourg Telephone: +352 26 86 811

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Michael Francies Frederick S. Green Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Telephone: (212) 310-8000	Lou R. Kling Howard L. Ellin Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000	Amy Bowerman Freed, Esq. Hogan & Hartson LLP 875 Third Avenue New York, NY 10022 Telephone: (212) 918-3000	Matthew Layton Jonny Myers Clifford Chance LLP 10 Upper Bank Street London E14 5JJ England, United Kingdom Telephone: +44 20 7006-1000	Robert C. Schwenkel Christopher Ewan Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Telephone: (212) 859-8000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing fee
$2,948,751,000	$115,885.91

*	As of August 6, 2008, there were outstanding 18,801,892 Series A ordinary shares and 42,001,000 Series B ordinary shares. The filing fee was determined by the product of (i) the 18,801,892 Series A ordinary shares and the 28,003,679 Series B ordinary shares proposed to be acquired in the Scheme and (ii) the Scheme consideration of $63.00 in cash per ordinary share. The payment of the filing fee, calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, equals $39.30 per million of the aggregate Scheme consideration calculated pursuant to the preceding sentence.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$115,885.91

Form or Registration No.:	Schedule 14A

Filing Party:	NDS Group plc

Date Filed:	September 3, 2008

SCHEDULE 13E-3

This Amendment No. 8 (the “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 together with the exhibits hereto (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) NDS Group Limited (formerly known as NDS Group plc prior to re-registration on January 27, 2009), a private company registered in England and Wales (“NDS” or the “Company”), (2) News Corporation, a Delaware corporation (“News Corporation”), (3) NDS Holdco, Inc., a Delaware corporation (“NDS Holdco”), (4) Nuclobel Lux 1 S.àr.l., a private limited company (société à responsabilité limitée) incorporated in Luxembourg (“Nuclobel 1”) and (5) Nuclobel Lux 2 S.àr.l., a private limited company (société à responsabilité limitée) incorporated in Luxembourg (“Nuclobel 2” and, together with Nuclobel 1, the “Bidcos”). NDS, News Corporation, NDS Holdco, Nuclobel 1 and Nuclobel 2 are collectively referred to here in the “Filing Persons” of this Transaction Statement.

The information contained in the definitive proxy statement filed by the Company with the SEC on December 11, 2008 and the definitive additional materials filed by the Company with the SEC on December 31, 2008 (together the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the Appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference in its entirety.

On January 13, 2009, the shareholders of the Company approved a proposal to effect a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme”) pursuant to which the Company would become a privately-owned company, owned 51 percent by the Bidcos (which are two newly incorporated companies formed by funds advised by Permira Advisers LLP) and 49 percent by News Corporation through its indirect wholly-owned subsidiary NDS Holdco (in each case subject to dilution arising as a result of the subscription for NDS shares by certain members of NDS’s management).

At two separate court hearings, held on January 27, 2009 and February 4, 2009, the High Court of Justice in England and Wales (the “English High Court”) sanctioned the various elements of the Scheme and the corresponding court order of the English High Court dated February 4, 2009, has been registered by the Registrar of Companies.

At the fully effective time of the Scheme (1) all of the outstanding NDS Series A ordinary shares, par value $0.01 per share, (including shares represented by the American Depositary Shares of NDS (the “ADSs”)) were cancelled in exchange for consideration of $63.00 per Series A ordinary share in cash, (2) approximately 67 percent of the NDS Series B ordinary shares held by NDS Holdco were cancelled for consideration, in a combination of cash and a vendor loan note issued by NDS, of $63.00 per Series B ordinary share and (3) new NDS Series B ordinary shares, par value $0.01 per share, representing 51 percent of NDS’s then outstanding Series B ordinary shares were issued to the Bidcos.

In connection with the Scheme becoming fully effective, all of the NDS Series A ordinary shares (which trade in the form of ADSs on The NASDAQ Global Market (“NASDAQ”)) ceased to trade on NASDAQ as of the close of trading on February 4, 2009 and became eligible for delisting from the NASDAQ and termination of registration pursuant to Rule 12d2-2 promulgated under the Exchange Act. Accordingly, concurrently with the filing of this Final Amendment, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC to terminate the registration of its Series A ordinary shares represented by ADSs and suspend its reporting obligations under the Exchange Act.

ITEM 16.	EXHIBITS.

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(6) Press Release issued by NDS Group plc dated January 13, 2009 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on January 13, 2009).

(a)(7) Press Release issued by NDS Group Limited, dated February 4, 2009 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission by NDS Group Limited on February 4, 2009).

(a)(8) Press Release issued by NDS Group Limited, News Corporation and Permira Advisers LLP, dated February 5, 2009 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission by NDS Group Limited on February 5, 2009).

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 5, 2009

NDS GROUP LIMITED

By:	/s/ Abraham Peled
Name:	Abraham Peled
Title:	Chairman & Chief Executive Officer

NEWS CORPORATION

By:	/s/ Janet Nova
Name:	Janet Nova
Title:	Senior Vice President, Deputy General Counsel

NDS HOLDCO, INC.

By:	/s/ Janet Nova
Name:	Janet Nova
Title:	Senior Vice President

NUCLOBEL LUX 1 S.ÀR.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

NUCLOBEL LUX 2 S.ÀR.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Exhibit Index

(a)(1) Definitive Proxy Statement of NDS Group plc (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by NDS Group plc on December 11, 2008).

(a)(2) Press Release issued by NDS Group plc, News Corporation, Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l., dated August 14, 2008 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on August 14, 2008).

(a)(3) Announcement published in the United Kingdom by NDS Group plc, dated August 14, 2008 (incorporated herein by reference to Exhibit 99.2 to Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on August 14, 2008).

(a)(4) Form of ADS Voting Instruction Card.****

(a)(5) Press Release issued by NDS Group plc dated December 30, 2008 (incorporated herein by reference to the Definitive Additional Materials filed on Schedule 14A with the Securities and Exchange Commission by NDS Group plc on December 31, 2008).

(a)(6) Press Release issued by NDS Group plc dated January 13, 2009 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on January 13, 2009).

(a)(7) Press Release issued by NDS Group Limited, dated February 4, 2009 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission by NDS Group Limited on February 4, 2009).

(a)(8) Press Release issued by NDS Group Limited, News Corporation and Permira Advisers LLP, dated February 5, 2009 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission by NDS Group Limited on February 5, 2009).

(b)(1) Senior Debt Facilities Agreement, by and among NDS Finance Limited, J.P. Morgan plc, Morgan Stanley Bank International Limited, J.P. Morgan Europe Limited, JPMorgan Chase Bank, N.A., London Branch and J.P. Morgan Europe Limited, dated August 14, 2008 (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on August 20, 2008).

(b)(2) Mezzanine Debt Facilities Agreement, by and among NDS Finance Limited, J.P. Morgan plc, Morgan Stanley Bank International Limited, J.P. Morgan Europe Limited, JPMorgan Chase Bank, N.A., London Branch and J.P. Morgan Europe Limited, dated August 14, 2008 (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on August 20, 2008).

(b)(3) Form of Deed Poll Constituting US$242,000,000 13% Fixed Rate Guaranteed Secured Loan Notes 2018 and PIK Notes.*

(c)(1) Opinion of Citigroup Global Markets Limited, dated August 12, 2008 (incorporated herein by reference to Appendix B of the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by NDS Group plc on December 11, 2008).

(c)(2) Written materials presented by News Corporation, Permira Advisers LLP, Goldman Sachs International and JPMorgan Securities Inc. to the NDS Independent Committee on June 27, 2008.*

(c)(3) Written materials presented by Permira Advisers LLP and Goldman Sachs International to the NDS Independent Committee on July 29, 2008.*

(c)(4) Written materials presented by Goldman Sachs International to representatives of Permira Advisers LLP, dated June 5, 2008.***

(c)(5) Written materials presented by Citigroup Global Markets Limited to the Independent Committee, dated August 12, 2008.***

(c)(6) Written materials presented by Morgan Stanley & Co. Limited to representatives of News Corporation, dated January 24, 2008.**

(c)(7) Written materials presented by JPMorgan Securities Inc. to representatives of News Corporation, dated May 27, 2008.**

(c)(8) Written materials presented by JPMorgan Securities Inc. to representatives of News Corporation, dated June 11, 2008.**

(c)(9) Written materials presented by Citigroup Global Markets Limited to the Independent Committee, dated July 11, 2008.***

(c)(10) Written materials presented by Citigroup Global Markets Limited to Goldman Sachs International and JPMorgan Securities Inc., dated July 24, 2008.**

(d)(1) Implementation Agreement, dated August 14, 2008, by and among Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., NDS Group plc, NDS Finance Limited, News Corporation and NDS Holdco, Inc.; Deed of Amendment, dated December 10, 2008 (incorporated herein by reference to Appendix C of the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by NDS Group plc on December 11, 2008).

(d)(2) Deposit Agreement, dated November 26,1999, by and among the Bank of New York Mellon (as depositary), NDS and the registered owners and beneficial owners of American Depositary Receipts (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by NDS Group plc on November 19, 1999).

(d)(3) Equity Commitment Letter to Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., Nuclobel Topco 1 S.àr.l. and Nuclobel Topco 2 S.àr.l., dated August 14, 2008, of P4 Sub L.P.1 acting by its manager Permira Managers L.P. acting by its general partner Permira Managers Limited, Permira IV L.P.2 acting by its manager Permira Managers L.P. acting by its general partner Permira Managers Limited, Permira Investments limited acting by its nominee Permira Nominees Limited and Permira Co-Investment L.P. acting by its general partner Permira IV G.P. L.P acting by its general partner Permira IV GP Limited; Deed of Amendment, dated December 10, 2008. ****

(d)(4) Cash Confirmation Letter to News Corporation, dated August 14, 2008, of P4 Sub L.P.1 acting by its manager Permira Managers L.P. acting by its general partner Permira Managers Limited, Permira IV L.P.2 acting by its manager Permira Managers L.P. acting by its general partner Permira Managers Limited, Permira Investments limited acting by its nominee Permira Nominees Limited and Permira Co-Investment L.P. acting by its general partner Permira IV G.P. L.P acting by its general partner Permira IV GP Limited; Deed of Amendment, dated December 10, 2008. ****

(d)(5) NDS 1997 Executive Share Option Scheme (incorporated herein by reference to Exhibit 10.8 of Amendment 1 to the Form-F-1 filed with the Securities and Exchange Commission by NDS Group plc on November 19, 1999).

(d)(6) NDS 1999 Executive Share Option Scheme (incorporated herein by reference to Exhibit 10.8 of Amendment 1 to the Form-F-1 filed with the Securities and Exchange Commission by NDS Group plc on November 19, 1999).

(d)(7) NDS UK Approved Share Option Scheme (incorporated herein by reference to Exhibit 10.8 of Amendment 1 to the Form-F-1 filed with the Securities and Exchange Commission by NDS Group plc on November 19, 1999).

(d)(8) NDS 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on November 1, 2006).

(d)(9) Form of Stockholders Agreement, by and among Nuclobel Luxco 1 S.àr.l., Nuclobel Luxco 2 S.àr.l., NDS Group Limited, News Corporation, NDS Holdco, Inc. and the other shareholders of NDS.*

(d)(10) Form of New Master Intercompany Agreement, by and among News Corporation and NDS Finance Limited.*

(f) None

(g) None

*	Previously filed on September 3, 2008.
**	Previously filed on October 14, 2008.
***	Previously filed on December 5, 2008.
****	Previously filed on December 11, 2008.